SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 20 June, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Report on Payments to Govts Part 1 of 1 dated 20 June 2024

Exhibit 1.1

BP p.l.c. Report on Payments to Governments Year ended 31 December 2023

Contents

Introduction	3
Basis of preparation	3
Payments overview	6
Payments by country
Algeria
Angola
Argentina
Australia
Azerbaijan
Brazil
Canada
Egypt
India
Indonesia
Iraq
Israel
Mauritania
Mexico
Oman
Senegal
Trinidad and Tobago
United Arab Emirates
United Kingdom
United States

7 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Other resources	27

Introduction

BP p.l.c. has prepared the following consolidated report ('the report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP p.l.c.'s reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The 'Basis of preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

bp's socioeconomic contribution
bp makes a broader socioeconomic contribution to countries in which we operate, in addition to the payments that are required to be reported under the Regulations. We make payments to governments in connection with parts of our business other than extractive activities - for example in relation to the transportation, trading, manufacture and marketing of oil and gas. As well as government payments, bp contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other resources on page 29 for more information on our socioeconomic contribution and our position on tax and financial transparency.

bp's position on revenue transparency
bp supports transparency in the flow of revenue from oil and gas activities to governments. This helps citizens hold public authorities to account for the way they use funds received through taxes and other agreements.

Basis of preparation

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'bp' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the report.

Activities within the scope of the report
Payments made to governments that relate to bp's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this report.

Payments made to governments that relate to trading, export (pipelines), refining and processing, renewables projects and other activities that are not within the scope of extractive activities as defined by the Regulations are not included in this report.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, bp reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case, payments made to such organizations have been included in this report. Where a state-owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by bp and are shown as negative amounts in the report. Where payments in kind are made to a government, they are valued, and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements, bp has assessed its reporting obligations to be as follows:
●
Where bp has made a payment to a government, such payment is reported in full, whether made in bp's sole capacity or in bp's capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the report if, and to the extent that, bp makes the relevant payment. Typically, such circumstances will arise where bp is the operator of the joint venture.  Payments made by an incorporated joint venture which is not a subsidiary of bp are not included within this report.
●
In some instances, bp is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model, whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments made by bp to the government are reported and payments for which bp has direct responsibility to the government, but which are paid on its behalf, are also reported.
●
bp's equity-accounted investments for the financial year ended 31 December 2023, such as Pan American Energy Group and Aker bp, are not bp subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this report.

Project definition
The Regulations require payments to be reported by project (as a subcategory within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations, 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. A project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. For example, corporate income taxes, which are typically not levied at a project level.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a 'payment' as an amount paid whether in money or in kind, for relevant activities where the payment type is one of the following:

●
Production entitlements
Under production sharing agreements (PSAs), the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this report such production entitlement volumes to the government are reported on a lifting basis, i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which bp is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also a partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

●
Taxes
This report includes taxes levied on income, production or profits and taxes withheld from dividends, royalties and interest received by bp. In addition, taxes paid on behalf of bp by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor's withholding taxes), property and environmental taxes, customs and excise are not reportable under the Regulations.

●
Royalties
These may be paid in cash or in kind (valued in the same way as production entitlements).

●
Fees
In preparing this report, bp has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

●
Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the report.

●
Infrastructure improvements
Such payments include a road, or a building provided by bp that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the report whether or not bp is contractually obliged to fund them and are reported when the relevant assets are handed over to the government or the local community.

●
Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by bp to a government as an ordinary shareholder are excluded. For the year ended 31 December 2023, there were no reportable dividend payments to a government.

●
Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. Due to rounding, some totals in the following tables may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and are available on the UK Companies House website.

Payments overview

The table below shows the relevant payments to governments made by bp in the year ended 31 December 2023, by country and payment type.

Of the seven payment types required by the Regulations, bp did not pay any relevant dividends and therefore the category is not shown.

$ million
COUNTRY	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Algeria		30.4					30.4
Angola		2.1					2.1
Argentina		0.1					0.1
Australia		582.8	119.0	11.7			713.6
Azerbaijan	12,645.6	883.5		2.1	450.0		13,981.2
Brazil		(2.5)		1.2	1.7		0.4
Canada				1.4			1.4
Egypt		389.2		2.7	12.7		404.6
India	16.0						16.0
Indonesia	410.6	280.9		0.1			691.6
Iraq		53.7					53.7
Israel					1.7		1.7
Mauritania				1.3		0.1	1.5
Mexico		0.2		77.7			77.9
Oman	2,314.5	911.9		1.8			3,228.3
Senegal				0.7			0.7
Trinidad and Tobago		419.2		3.8			423.0
United Arab Emirates		4,913.3		6.0			4,919.2
United Kingdom		1,822.1		8.0			1,830.1
United States		104.1	1,145.0	14.1	50.6		1,313.8
Total	15,386.7	10,391.0	1,264.0	132.6	516.7	0.1	27,691.3

Payments by country

Algeria

$ million
GOVERNMENT	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Sonatrach		21.3					21.3
Treasury and Accounting Management (of the State's Financial Operations)		9.2					9.2
Total		30.4					30.4

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
BP Exploration Operating		9.2					9.2
In Amenas		10.5					10.5
In Salah		10.8					10.8
Total		30.4					30.4

Angola

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance		2.1					2.1
Total		2.1					2.1

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		2.1					2.1
Total		2.1					2.1

Argentina

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Administracion Federal de Ingresos Publicos		0.1					0.1
Total		0.1					0.1

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		0.1					0.1
Total		0.1					0.1

Australia

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Australian Taxation Office		582.8		8.6			591.4
Department of Mines, Industry Regulation and Safety			119.0	2.2			121.3
Department of Finance				0.9			0.9
Total		582.8	119.0	11.7			713.6

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
North West Shelf		582.8	119.0	11.7			713.6
Total		582.8	119.0	11.7			713.6

Azerbaijan

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR subsidiary)	1,067.3(a)						1,067.3
Azerbaijan (Shah Deniz) Ltd. (SOCAR subsidiary)	431.3(b)						431.3
Ministry of Taxes		883.5(h)					883.5
SGC Upstream LLC	1,395.1(c)						1,395.1
State Oil Company of Azerbaijan Republic (SOCAR)	184.7(d)						184.7
State Oil Fund of Azerbaijan (SOFAZ)	9,567.1(e)			2.1	450.0		10,019.3
Total	12,645.6	883.5		2.1	450.0		13,981.2

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azeri-Chirag-Deepwater Gunashli - PSA	8,118.8(f)	103.6			450.0		8,672.4
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA	4,526.8(g)	779.9(i)					5,306.7
Total	12,645.6	883.5		2.1	450.0		13,981.2

a)
Payments in kind for 12.9 million barrels of crude oil valued at netback value per the production sharing agreement.
b)
Includes payments in kind of $74.8 million for 1.0 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
c)
Includes payments in kind of $358.4 million for 4.5 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
d)
Payments in kind for 2.0 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
e)
Includes payments in kind of $7,509.3 million for 91.5 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
f)
Includes payments in kind of $7,934.1 million for 96.3 million barrels of crude oil valued at netback value per the production sharing agreement and payments in kind of $184.7 million for 2.0 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
g)
Includes payments in kind of $1,075.8 million for 13.7 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
h)
Includes $779.9 million of taxes settled by SOCAR on bp's behalf, out of entitlement, pursuant to the relevant agreements.
i)
Pursuant to the relevant agreements, SOCAR paid these taxes on bp's behalf out of revenue entitlements.

Brazil

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)				0.9	1.7		2.6
Petrobras				0.3			0.3
Secretaria da Receita Federal		(2.5)(a)					(2.5)
Total		(2.5)		1.2	1.7		0.4

(a) Income tax refund related to 2011.

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Bumerangue					1.7		1.7
CM-477				0.3			0.3
CM-755				0.4			0.4
CM-793				0.4			0.4
S-M-1500				0.2			0.2
Payments not attributable to projects		(2.5)					(2.5)
Total		(2.5)		1.2	1.7		0.4

Canada

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Canada Newfoundland and Labrador Offshore Petroleum Board				0.5			0.5
Government of The Province of Alberta				0.5			0.5
Natural Resources Canada				0.4			0.4
Total				1.4			1.4

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Newfoundland Exploration				0.9			0.9
Terre De Grace				0.5			0.5
Total				1.4			1.4

Egypt

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Production improvements	Total
Egyptian General Petroleum				2.7	12.7		15.4
Egyptian Tax Authority		389.2(a)					389.2
Total		389.2		2.7	12.7		404.6

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Baltim		48.7(a)					48.7
El Qaraa		18.8(a)			0.8		19.6
North Damietta		172.2(a)					172.2
North El Hammad		19.7(a)					19.7
Ras El Bar		20.5(a)					20.5
Temsah		14.6(a)					14.6
UGDC		0.2(a)					0.2
West Mediterranean		29.0(a)					29.0
West Nile Delta				2.7	12.0		14.6
Zohr		65.4(a)					65.4
Total		389.2		2.7	12.7		404.6

(a)	Pursuant to the relevant agreements, Egypt General Petroleum Corporation paid these taxes on bp's behalf out of production entitlement.

India

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum and Natural Gas	16.0						16.0
Total	16.0						16.0

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
KG D6 KG-DWN-98/3	16.0						16.0
Total	16.0						16.0

Indonesia

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance	410.6(a)	280.9					691.5
SKKMIGAS				0.1(b)			0.1
Total	410.6	280.9		0.1			691.6

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Tangguh	410.6(a)	280.9		0.1(b)			691.6
Total	410.6	280.9		0.1			691.6

(a)	Includes payments in kind of $60.3 million for 0.9 million barrels of condensates valued per the production sharing agreement. The remaining production entitlement for LNG was paid in cash.
(b)
Payments totalling $5.2 million in relation to the same North Shore Housing and clean water well programs were made in the period 2017 to 2022. Those payments were previously treated as infrastructure improvements which bp expect to report when the relevant assets are handed over to the government or local community. For 2023 bp is reporting as cash payments on a cash basis.

Iraq

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
General Commission for Taxes		53.7					53.7
Total		53.7					53.7

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Rumaila		53.7					53.7
Total		53.7					53.7

Israel

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Energy and Infrastructure					1.7		1.7
Total					1.7		1.7

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Licences in Zone I					1.7		1.7
Total					1.7		1.7

Mauritania

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum, Energy and Mines				1.0		0.1	1.1
Société Mauritanienne des Hydrocarbures				0.4			0.4
Total				1.3		0.1	1.5

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
BirAllah				0.7			0.7
Block C8				0.7			0.7
Payments not attributable to projects						0.1	0.1
Total				1.3		0.1	1.5

Mexico

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Fondo Mexicano del Petróleo				77.7			77.7
Sistema de administración Tributaria		0.2					0.2
Total		0.2		77.7			77.9

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Cuencas del Sureste 34 R3				32.8			32.8
Cuenca Salina 1 R1		0.2		44.8			45.1
Total		0.2		77.7			77.9

Oman

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Makarim Gas Development	564.1(a)						564.1
Ministry of Energy and Minerals	1,750.5(b)			0.4			1,750.9
Ministry of Labour				1.4			1.4
Oman Tax Authority		911.9(c)					911.9
Total	2,314.5	911.9		1.8			3,228.3

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Khazzan	2,314.5(a)(b)	911.9		1.8			3,228.3
Total	2,314.5	911.9		1.8			3,228.3

(a)
Comprises payments in kind of $225.5 million for 2.7 million barrels of condensates valued at market prices, $337.8 million for 97.2 million mmBtu of gas valued per the Gas Sales Agreement and $0.8 million was paid in cash.

(b)
Comprises payments in kind of $915.6 million for 11.1 million barrels of condensates valued at market prices, $831.9 million for 95.8 million mmBtu of gas valued per the Gas Sales Agreement and $3.0 million was paid in cash.

(c)	Pursuant to the relevant agreements, the Ministry of Oil and Gas paid $671.5 million of taxes on bp's behalf out of their production entitlement.

Senegal

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Société des pétroles du Sénégal				0.7			0.7
Total				0.7			0.7

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block Cayar Profond				0.4			0.4
Block St Louis Profond				0.3			0.3
Total				0.7			0.7

Trinidad and Tobago

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Board of Inland Revenue		183.2					183.2
Ministry of Energy and Energy Industries		236.0		3.8			239.8
Total		419.2		3.8			423.0

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block 5B				1.9			1.9
Block 25A				0.9			0.9
Block 25B				0.9			0.9
BPTT Blocks		419.2		0.1			419.3
Total		419.2		3.8			423.0

United Arab Emirates

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Abu Dhabi National Oil Company				6.0			6.0
Department of Finance Abu Dhabi		4,913.3					4,913.3
Total		4,913.3		6.0			4,919.2

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
ADCO Concession (Onshore)		4,913.3		6.0			4,919.2
Total		4,913.3		6.0			4,919.2

United Kingdom

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
HM Revenue and Customs		1,822.1(a)(b)					1,822.1
Oil and Gas Authority				7.7			7.7
The Crown Estate				0.3			0.3
Total		1,822.1		8.0			1,830.1

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Andrew				0.4			0.4
Clair				0.4			0.4
Decommissioning		(77.3)(a)		0.2			(77.1)
ETAP				0.7			0.7
Exploration				2.0			2.0
Foinaven				2.1			2.1
Murlach				0.2			0.2
Non-Operated		(3.5)(a)		0.4			(3.0)
Pipelines				0.3			0.3
Schiehallion				1.3			1.3
Payments not attributable to projects		1,902.8(b)					1,902.8
Total		1,822.1		8.0			1,830.1

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Settlement of tax which include interest over/under payments.

United States

$ million
GOVERNMENTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Office of Natural Revenue			1.0				1.0
Office of Natural Revenue/Department Interior			1,031.1	12.6	50.6		1,094.3
State of Alaska		(67.6)(a)					(67.6)
State of California			0.1(b)				0.1
State of Colorado		0.2					0.2
State of Delaware			1.9(b)				1.9
State of Louisiana		49.5	8.0(b)	0.2			57.7
State of Texas		120.6	102.9(b)	1.3			224.8
West Virginia		1.3					1.3
Total		104.1	1,145.0	14.1	50.6		1,313.8

PROJECTS	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Alaska		(67.6)					(67.6)
California			0.1				0.1
Colorado		0.2					0.2
Delaware			1.9				1.9
Gulf of Mexico - Central			983.1	12.2	50.6		1,045.9
Gulf of Mexico - Western			48.0	0.4			48.4
Louisiana		49.5	8.0	0.2			57.7
Texas		120.6	102.9	1.3			224.8
West Virginia		1.3					1.3
Payments not attributable to projects			1.0				1.0
Total		104.1	1,145.0	14.1	50.6		1,313.8

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Payments to states where bp has no extractive activities relate to Escheatment of Royalties.

Other resources

bp payments to governments 2023

Detailed data filed with UK Registrar
extractives.companieshouse.gov.uk

bp annual and sustainability reporting

bp Annual Report and Form 20-F 2023
bp.com/annualreport

bp Sustainability Report 2023
bp.com/sustainability

bp Tax Report 2023
bp.com/tax

bp economic impact reports

bp US Economic Impact Report
bp.com/economicimpact-us

bp UK Economic Impact Report
bp.com/economicimpact-uk

bp EU Economic Impact Report
bp-european-economic-impact-report-2023.pdf

Contacts

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 June 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary